AB 3/11/06

1C4 3/21

06004290

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 2 4 2006 WASH, D.C. 213 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Excel Securities & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Canal View BLVD., Suite 204
(No. and Street)

Rochester,	NY	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lanzisera, President (585) 424-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Riedl, Ernst, J.
(Name – *if individual, state last, first, middle name*)

331 East Avenue	Macedon	NY	14502
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 1 4 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/13/06

OATH OR AFFIRMATION

I, Ernst J. Riedl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Excel Securities & Associates, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

WILLIAM J. SCHRADER
Notary Public, State of New York
MONROE COUNTY, No. 01SC6028800
Commission Expires Aug. 2, 2009

Ernst J Riedl
Signature

CPA
Title

William J. Schrader
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXCEL SECURITIES & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

EXCEL SECURITIES & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2005

TABLE OF CONTENTS

ERNST J. RIEDL CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT

Excel Securities & Associates, Inc.
200 Canal View Blvd
Suite 204
Rochester, New York 14623

I have audited the accompanying statements of financial condition of Excel Securities & Associates, Inc. as of December 31, 2005 and 2004 and the related statements of income, cash flows and changes in equity capital for the years then ended. These financial statements are the responsibility of the firm's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As disclosed in note 8 to the financial statements the firm is currently negotiating the outcome of two lawsuits, the final results of which are presently unknown. The firm has made no provision for any potential liability that may result from the final settlements of these lawsuits.

In my opinion except as noted in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

January 27, 2006

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenue:		
Commissions on Transactions in Exchange Listed Equity Securities Executed On An Exchange	$ 439,729	$ 263,849
Commissions on Listed Option Transactions	20,697	41,363
All Other Securities Commissions	428,945	169,527
Total Securities Commissions	889,371	474,739
Commissions from Bond Traders and Consulting Fees	275,750	625,851
Gain or (Loss) on Firm Securities Investment Accounts	19,417	(11,477)
Revenue From Sale of Investment Company Shares	846,427	517,781
Revenue From Sale of Insurance Products	65,457	23,507
Reimbursement of Expenses	14,640	14,049
Employee Training Grant	0	24,075
Other	8,746	8,320
Total	$ 2,119,808	$ 1,676,845
Expenses:		
Officer's Salary	143,000	140,000
Other Employee Compensation and Benefits	924,505	334,071
Disbursements to Bond Traders	0	625,851
Commissions Paid to Other Broker Dealers	168,429	108,241
Interest Expense	0	83
Regulatory Fees and Expenses	21,409	20,981
Training Grant Expense	0	18,388
Other Expenses	710,907	356,934
Total	$ 1,968,250	$ 1,604,549
Net Income Before Income Taxes	151,558	72,296
Income Taxes	32,320	18,214
Net Income	$ 119,238	$ 54,082

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN EQUITY CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Beginning Balance	$ 226,653	$ 172,571
Additions:		
Net Income for Period	118,238	54,082
Total	344,891	226,653
Deductions:		
None	0	0
Ending Balance - Equity Capital	$ 344,891	$ 226,653

The accompanying notes to the financial statements are an integral part of these statements.

5. LEASE OBLIGATIONS

The firm rents its office space under a non-cancelable lease expiring in October 2012. Future minimum lease payments are as follows:

	2006	$ 23,903
	2007	35,421
	2008	36,086
	2009	36,086
	2010	36,307
	2011	36,973
	2012	27,730
TOTAL		$ 232,506

The firm leases an electronic document filing system from Xerographic Solutions. Lease payments are $433 per month for a period of 60 months, which started April 2001.

6. INCOME TAXES

The firm's net deferred tax liability amounted to $14,942 at December 31, 2005. This amount represented differences between book and tax depreciation, in the amount of $ 22,313 and unused capital loss carryovers of $ 7,371.

7. RELATED PARTY TRANSACTIONS

In 2005 the shareholder reduced his loan account by $ 5,000 from $ 31,000 at December 31, 2004 to $ 26,000 at December 31, 2005.

8. CONTINGENT LIABILITY

The firm is presently the defendant in two lawsuits by former clients for malpractice, claiming damages of $ 420,000 and $ 20,000 respectively. The complaints are currently in arbitration. No provision for any liability that may result from these actions has been made.

EXHIBIT E

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Balance, Beginning of Period	$ 0	$ 0
Increases	0	0
Decreases	0	0
Balance, End of Period	$ 0	$ 0

EXCEL SECURITIES & ASSOCIATES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2005 UNAUDITED FORM X-17A-5
WITH AUDITED FINANCIAL STATEMENT

	Unaudited Per Form X 17A 5	Per Audit Report	Difference	Explanation
Total Ownership Equity	$ 353,240	$ 344,891	$ (8,349)	
Deduct, Ownership Equity Not Allowable for Net Capital	0	0	0	
Total Ownership Equity Qualified for Net Capital	353,240	344,891	(8,349)	(A) below
Add, Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0	0	0	
Total Capital and Subordinated Liabilities	353,240	344,891	(8,349)	
Deduct: Non-Allowable Assets (Net Book Value of Furniture and Office Equipment and Other Assets)	230,264	209,103	(21,161)	(B) below
Securities and Investments not Readily Marketable	0	28,144	28,144	(C) below
Total Non-Allowable Assets	230,264	237,247	6,983	
Net Capital Before Haircuts and Security Positions	122,976	107,644	(15,332)	Net effect
Haircuts on Proprietary Security Positions	7,875	7,875	0	
Net Capital	$ 115,101	$ 99,769	$ (15,332)	

Explanation of Auditor's Adjustments:

(A)	1) Increase in depreciation expense	$ (15,380)
	2) To capitalize fixed assets	1,728
	3) Prepaid corporate income tax available for 2006.	9,270
	4) A security deposit on office equipment being leased by the firm.	401
	5) A down payment made on an equipment lease being charged over the life of the lea	1,961
	6) To record non marketable securities at market value as of December 31, 2005	16,144
	7) To record a payroll tax liability payable in January 2006.	(390)
	8) Deferred Income Taxes (Net)	(22,083)
		$ (8,349)
(B)	1) Increase in depreciation expense	$ (15,380)
	2) To capitalize fixed assets	1,728
	3) To record the decrease in deferred tax assets	(7,141)
	4) To record the increase in Prepaid corporate income taxes	9,270
	5) Non marketable securities reported per firm focus report	(12,000)
	6) Security deposit on office equipment being leased by the firm	401
	7) A down payment made on a vehicle lease charged over the life of the lease	1,961
		$ (21,161)
(C)	1) To record non marketable securities at market value as of December 31, 2005	$ 28,144

EXHIBIT J

ERNST J. RIEDL CPA

331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
200 Canal View Blvd
Suite 204
Rochester, New York 14623

My examination of the financial statements of Excel Securities & Associates, Inc. for the year ended December 31, 2005 did not disclose any material inadequacies that may exist or may have existed since the date of the previous audit of Excel Securities & Associates, Inc for the year ended December 31, 2004.

January 27, 2006

Ernst J Riedl

ERNST J. RIEDL CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
200 Canal View Blvd
Suite 204
Rochester, New York 14623

My report dated January 27, 2006 on the audited statement of financial condition of Excel Securities & Associates, Inc. as of December 31, 2005 expressed an unqualified opinion on that statement. A reconciliation of the statement with the statement of financial condition submitted by Excel Securities & Associates, Inc. in its unaudited Focus Report, Form X-17a-5, did not disclose any material differences.

Likewise, my audited statement of the net capital of Excel Securities & Associates, Inc. as of December 31, 2005, did not materially differ from the unaudited statement of net capital reported by Excel Securities & Associates, Inc. on its Focus Report, Form X-17A-5.

Ernst J Riedl

January 27, 2006